Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022

During the three-month periods ended September 30, 2023 and 2022, we had an average of 111.1 and 117.0 vessels, respectively, in our owned fleet. In addition, during the three-month period ended September 30, 2023, through our dry-bulk operating platform Costamare Bulkers Inc. (“CBI”), we chartered-in an average of 55.0 third-party dry-bulk vessels. As of October 31, 2023, CBI has chartered-in 59 dry-bulk vessels on period charters.

During the three-month period ended September 30, 2023, we acquired the secondhand dry-bulk vessels Enna, Dorado and Arya with an aggregate DWT of 417,241.

In March 2023, we entered into an agreement with Neptune Maritime Leasing Limited (“NML”) and its shareholders pursuant to which we agreed to invest in NML’s ship sale and leaseback business up to $200 million in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, we received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML. NML was established in 2021 to acquire and bareboat charter out vessels through wholly-owned subsidiaries. Up to September 30, 2023, we have invested in NML the amount of $73.7 million. During the three-month period ended September 30, 2023, NML is included in our consolidated financial statements.

In the three-month periods ended September 30, 2023 and 2022, our fleet ownership days totaled 10,222 and 10,764 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned. Furthermore, during the three-month period ended September 30, 2023, the days of the third-party vessels chartered-in through CBI were 5,065.

Consolidated Financial Results and Vessels’ Operational Data(1)

	Three-month period ended September 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2022	2023	Change	Change
Voyage revenue	$289.5	$397.3	$107.8	37.2%
Income from investments in leaseback vessels	—	3.1	3.1	n.m.
Voyage expenses	(14.2)	(84.8)	70.6	n.m.
Charter-in hire expenses	—	(87.7)	87.7	n.m.
Voyage expenses – related parties	(4.0)	(3.6)	(0.4)	(10.0%)
Vessels’ operating expenses	(65.0)	(63.5)	(1.5)	(2.3%)
General and administrative expenses	(2.6)	(6.0)	3.4	130.8%
Management and agency fees – related parties	(11.0)	(13.9)	2.9	26.4%
General and administrative expenses - non-cash component	(1.3)	(1.4)	0.1	7.7%
Amortization of dry-docking and special survey costs	(3.8)	(5.0)	1.2	31.6%
Depreciation	(41.8)	(42.2)	0.4	1.0%
Loss on vessel held for sale	—	(4.8)	4.8	n.m.
Vessel’s impairment loss	—	(0.2)	0.2	n.m.
Foreign exchange gains / (losses)	0.2	(3.1)	3.3	n.m.
Interest income	1.0	9.1	8.1	n.m.
Interest and finance costs	(31.2)	(36.7)	5.5	17.6%
Income from equity method investments	0.8	1.8	1.0	125.0%
Other	0.6	1.9	1.3	n.m.
Loss on derivative instruments, net	(1.7)	(0.2)	(1.5)	(88.2%)
Net Income	$115.5	$60.1

	Three-month period ended September 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2022	2023	Change	Change
Voyage revenue	$289.5	$397.3	$107.8	37.2%
Accrued charter revenue	(4.3)	4.0	8.3	n.m.
Amortization of time charter assumed	0.1	(0.2)	(0.3)	n.m.
Voyage revenue adjusted on a cash basis (1)	$285.3	$401.1	$115.8	40.6%

Vessels’ operational data	Three-month period ended September 30,			Percentage
	2022	2023	Change	Change
Average number of vessels	117.0	111.1	(5.9)	(5.0%)
Ownership days	10,764	10,222	(542)	(5.0%)
Number of vessels under dry-docking and special survey	4	6	2

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 37.2%, or $107.8 million, to $397.3 million during the three-month period ended September 30, 2023, from $289.5 million during the three-month period ended September 30, 2022. The increase is mainly attributable to (i) revenue earned by CBI, which has been fully operational since the first quarter of 2023 and (ii) increased charter rates in certain of our container vessels; partly off-set by decreased charter rates in certain of our dry bulk vessels and by revenue not earned by five container vessels and three dry bulk vessels that were sold during the fourth quarter of 2022 and the nine-month period ended September 30, 2023.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 40.6%, or $115.8 million, to $401.1 million during the three-month period ended September 30, 2023, from $285.3 million during the three-month period ended September 30, 2022. Accrued charter revenue for the three-month periods ended September 30, 2023 and 2022 was a positive amount of $4.0 million and a negative amount of $4.3 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $3.1 million for the three-month period ended September 30, 2023. Income from investments in leaseback vessels was earned from NML’s operations during the third quarter of 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries. NML is included in our consolidated financial statements.

Voyage Expenses

Voyage expenses were $84.8 million and $14.2 million for the three-month periods ended September 30, 2023 and 2022, respectively. Voyage expenses increased, period over period, mainly due to the operations of CBI which has been fully operational since the first quarter of 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $87.7 million and nil for the three-month periods ended September 30, 2023 and 2022, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI.

Voyage Expenses – related parties

Voyage expenses – related parties were $3.6 million and $4.0 million for the three-month periods ended September 30, 2023 and 2022, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.4 million and $0.4 million, in the aggregate, for the three-month periods ended September 30, 2023 and 2022, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $63.5 million and $65.0 million during the three-month periods ended September 30, 2023 and 2022, respectively. Daily vessels’ operating expenses were $6,212 and $6,037 for the three-month periods ended September 30, 2023 and 2022, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $6.0 million and $2.6 million during the three-month periods ended September 30, 2023 and 2022, respectively, and include amounts of $0.67 million and $0.67 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related managers were $11.2 million and $11.0 million during the three-month periods ended September 30, 2023 and 2022, respectively. Furthermore, during the three-month period ended September 30, 2023, agency fees of $2.7 million, in aggregate, were charged by three related agency companies in connection with the operations of CBI.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended September 30, 2023 amounted to $1.4 million, representing the value of the shares issued to a related service provider on September 29, 2023. General and administrative expenses - non-cash component for the three-month period ended September 30, 2022 amounted to $1.3 million, representing the value of the shares issued to a related service provider on September 30, 2022.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $5.0 million and $3.8 million during the three-month periods ended September 30, 2023 and 2022, respectively. During the three-month period ended September 30, 2023, five vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the three-month period ended September 30, 2022, three vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended September 30, 2023 and 2022 was $42.2 million and $41.8 million, respectively.

Vessels Held for Sale

During the three-month period ended September 30, 2023, we recorded a loss on vessel held for sale of $4.8 million representing the expected loss from the sale of the container vessel Oakland during the next twelve-month period. As of September 30, 2022, the container vessels Sealand Illinois, Sealand Michigan, and York (each of which was initially classified as a vessel held for sale during the fourth quarter of 2021) and the container vessels Sealand Washington, and Maersk Kalamata (each of which was initially classified as a vessel held for sale during the first quarter of 2022) continued to be classified as vessels held for sale. No loss on vessels held for sale was recorded during the third quarter of 2022 since each vessel’s fair value less cost to sell exceeded each vessel’s carrying value.

Vessel’s Impairment Loss

During the three-month period ended September 30, 2023, we recorded an impairment loss in relation to one of our dry-bulk vessels in the amount of $0.2 million. During the three-month period ended September 30, 2022, no impairment loss was recorded.

Interest Income

Interest income amounted to $9.1 million and $1.0 million for the three-month periods ended September 30, 2023 and 2022, respectively.

Interest and Finance Costs

Interest and finance costs were $36.7 million and $31.2 million during the three-month periods ended September 30, 2023 and 2022, respectively. The increase is mainly attributable to the increased interest expense due to increased financing costs during the three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022.

Income from Equity Method Investments

Income from equity method investments for the three-month periods ended September 30, 2023 and 2022 was $1.8 million and $0.8 million, respectively, representing our share of the gain in jointly owned companies set up pursuant to the Framework Deed. As of September 30, 2023 and 2022 three and five companies, respectively, were jointly owned pursuant to the Framework Deed out of which one and four companies, respectively, owned container vessels.

Loss on Derivative Instruments, net

As of September 30, 2023, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of September 30, 2023, the fair value of these instruments, in aggregate, amounted to a net asset of $49.5 million. During the three-month period ended September 30, 2023, a net gain of $5.9 million has been included in OCI and a net loss of $0.2 million has been included in Loss on Derivative Instruments, net.

Cash Flows

Three-month periods ended September 30, 2023 and 2022

Condensed cash flows	Three-month period ended September 30,
(Expressed in millions of U.S. dollars)	2022	2023
Net Cash Provided by Operating Activities	$141.8	$74.8
Net Cash Used in Investing Activities	$(17.5)	$(1.6)
Net Cash Used in Financing Activities	$(96.3)	$(42.8)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended September 30, 2023, decreased by $67.0 million to $74.8 million, from $141.8 million for the three-month period ended September 30, 2022. The decrease is mainly attributable to the decreased net cash from operations, to the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), to the increased payments for interest (including swap net receipts) during the three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022 and to the increased dry-docking and special survey costs during the three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022.

Net Cash Used in Investing Activities

Net cash used in investing activities was $1.6 million in the three-month period ended September 30, 2023, which mainly consisted of (i) payments for the acquisition of the secondhand dry bulk vessels Enna, Dorado and Arya, (ii) payments for upgrades for certain of our container and dry bulk vessels and (iii) payments for net investments into which NML entered; partly offset by the proceeds we received from the maturity of our short-term investments in US Treasury Bills.

Net cash used in investing activities was $17.5 million in the three-month period ended September 30, 2022, which mainly consisted of payments (i) for upgrades for certain of our container and dry bulk vessels and (ii) for the purchase of short-term investments in US Treasury Bills.

Net Cash Used in Financing Activities

Net cash used in financing activities was $42.8 million in the three-month period ended September 30, 2023, which mainly consisted of (a) $3.0 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $82.4 million we received from three debt financing agreements), (b) $28.8 million we paid for the re-purchase of 2.8 million of our common shares, (c) $9.5 million we paid for dividends to holders of our common stock for the second quarter of 2023 and (d) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from April 15, 2023 to July 14, 2023.

Net cash used in financing activities was $96.3 million in the three-month period ended September 30, 2022, which mainly consisted of (a) $66.2 million net payments relating to our debt financing agreements (including proceeds of $46.0 million we received from one of our debt financing agreements), (b) $7.7 million we paid for the re-purchase of 0.6 million of our common shares, (c) $10.3 million we paid for dividends to holders of our common stock for the second quarter of 2022 and (d) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from April 15, 2022 to July 14, 2022.

Results of Operations

Nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022

During the nine-month periods ended September 30, 2023 and 2022, we had an average of 111.3 and 117.4 vessels, respectively, in our owned fleet. In addition, during the nine-month period ended September 30, 2023, through CBI we chartered-in an average of 36.3 third-party dry-bulk vessels. As of October 31, 2023, CBI has chartered-in 59 dry-bulk vessels on period charters.

During the nine-month period ended September 30, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital and (ii) acquired the 51% equity interest of York Capital of the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel. Furthermore, during the nine-month period ended September 30, 2023, we acquired the secondhand dry-bulk vessels Enna, Dorado and Arya with an aggregate DWT of 417,241 and we sold the container vessels Maersk Kalamata and Sealand Washington with an aggregate TEU capacity of 13,292 and the dry-bulk vessels Miner, Taibo and Comity with an aggregate DWT of 104,714.

During the nine-month period ended September 30, 2022, we accepted delivery of (i) the secondhand container vessel Dyros with a TEU capacity of 4,578 and (ii) the secondhand dry bulk vessels Oracle, Libra and Norma with an aggregate DWT of 172,717. Furthermore, in the nine-month period ended September 30, 2022, we sold the container vessel Messini, with a TEU capacity of 2,458, and the dry bulk vessel Thunder, with DWT of 57,334.

In March 2023, we entered into an agreement with NML and its shareholders pursuant to which we agreed to invest in NML’s ship sale and leaseback business up to $200 million in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, we received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML. NML was established in 2021 to acquire and bareboat charter out vessels through wholly-owned subsidiaries. Up to September 30, 2023, we have invested in NML the amount of $73.7 million. NML is included in our consolidated financial statements.

In the nine-month periods ended September 30, 2023 and 2022, our fleet ownership days totaled 30,385 and 32,043 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned. Furthermore, during the nine-month period ended September 30, 2023, the days of the third-party vessels chartered-in through CBI were 9,908.

Consolidated Financial Results and Vessels’ Operational Data(1)

	Nine-month period ended September 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2022	2023	Change	Change
Voyage revenue	$848.4	$1,012.0	$163.6	19.3%
Income from investments in lease back vessels	—	4.6	4.6	n.m.
Voyage expenses	(34.0)	(185.9)	151.9	n.m.
Charter-in hire expenses	—	(174.7)	174.7	n.m.
Voyage expenses – related parties	(11.7)	(10.3)	(1.4)	(12.0%)
Vessels’ operating expenses	(198.3)	(194.1)	(4.2)	(2.1%)
General and administrative expenses	(9.3)	(14.5)	5.2	55.9%
Management and agency fees – related parties	(32.9)	(43.9)	11.0	33.4%
General and administrative expenses – non-cash component	(5.7)	(4.3)	(1.4)	(24.6%)
Amortization of dry-docking and special survey costs	(9.5)	(14.5)	5.0	52.6%
Depreciation	(124.2)	(124.5)	0.3	0.2%
Gain on sale of vessels, net	21.3	118.0	96.7	n.m.
Loss on vessel held for sale	—	(4.8)	4.8	n.m.
Vessel’s impairment loss	—	(0.2)	0.2	n.m.
Foreign exchange gains / (losses)	0.5	(1.3)	(1.8)	n.m.
Interest income	1.1	25.5	24.4	n.m.
Interest and finance costs	(86.5)	(110.0)	23.5	27.2%
Income from equity method investments	1.6	0.7	(0.9)	(56.3%)
Other	2.3	5.7	3.4	147.8%
Loss on derivative instruments, net	(2.6)	(7.2)	(4.6)	176.9%
Net Income	$360.5	$276.3

	Nine-month period ended September 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2022	2023	Change	Change
Voyage revenue	$848.4	$1,012.0	$163.6	19.3%
Accrued charter revenue	0.8	4.5	3.7	n.m.
Amortization of time charter assumed	0.2	(0.1)	(0.3)	n.m.
Voyage revenue adjusted on a cash basis (1)	$849.4	$1,016.4	$167.0	19.7%

Vessels’ operational data	Nine-month period ended September 30,			Percentage
	2022	2023	Change	Change
Average number of vessels	117.4	111.3	(6.1)	(5.2%)
Ownership days	32,043	30,385	(1,658)	(5.2%)
Number of vessels under dry-docking and special survey	16	18	2

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 19.3%, or $163.6 million, to $1,012.0 million during the nine-month period ended September 30, 2023, from $848.4 million during the nine-month period ended September 30, 2022. The increase is mainly attributable to (i) revenue earned by CBI, which has been fully operational since the first quarter of 2023 and (ii) increased charter rates in certain of our container vessels; partly off-set by decreased charter rates in certain of our dry bulk vessels, by revenue not earned by six container vessels and four dry bulk vessels sold during 2022 and the first half of 2023.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 19.7%, or $167.0 million, to $1,016.4 million during the nine-month period ended September 30, 2023, from $849.4 million during the nine-month period ended September 30, 2022. Accrued charter revenue for the nine-month periods ended September 30, 2023 and 2022 was a positive amount of $4.5 million and $0.8 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $4.6 million for the nine-month period ended September 30, 2023. Income from investments in leaseback vessels was earned from NML’s operations during the second and third quarters of 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries. NML is included in our consolidated financial statements.

Voyage Expenses

Voyage expenses were $185.9 million and $34.0 million for the nine-month periods ended September 30, 2023 and 2022, respectively. Voyage expenses increased, period over period, mainly due to the operations of CBI which was fully operational during the nine-month period ended September 30, 2023 and to the increased repositioning expenses of certain of our owned dry-bulk vessels during the first quarter of 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $174.7 million and nil for the nine-month periods ended September 30, 2023 and 2022, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI.

Voyage Expenses – related parties

Voyage expenses – related parties were $10.3 million and $11.7 million for the nine-month periods ended September 30, 2023 and 2022, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.0 million and $1.1 million, in the aggregate, for the nine-month periods ended September 30, 2023 and 2022, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $194.1 million and $198.3 million during the nine-month periods ended September 30, 2023 and 2022, respectively. Daily vessels’ operating expenses were $6,388 and $6,189 for the nine-month periods ended September 30, 2023 and 2022, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $14.5 million and $9.3 million during the nine-month periods ended September 30, 2023 and 2022, respectively, and include amounts of $2.0 million and $2.0 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related managers were $32.8 million and $32.9 million during the nine-month periods ended September 30, 2023 and 2022, respectively. Furthermore, during the nine-month period ended September 30, 2023, agency fees of $11.1 million, in aggregate, were charged by three related agency companies in connection with the operations of CBI.

General and Administrative Expenses – non-cash component

General and administrative expenses – non-cash component for the nine-month period ended September 30, 2023 amounted to $4.3 million, representing the value of the shares issued to a related service provider on March 30, 2023, June 30, 2023 and September 29, 2023. General and administrative expenses – non-cash component for the for the nine-month period ended September 30, 2022 amounted to $5.7 million, representing the value of the shares issued to a related party manager on March 30, 2022, on June 30, 2022 and on September 30, 2022.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $14.5 million and $9.5 million during the nine-month periods ended September 30, 2023 and 2022, respectively. During the nine-month period ended September 30, 2023, 17 vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the nine-month period ended September 30, 2022, 15 vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey.

Depreciation

Depreciation expense for the nine-month periods ended September 30, 2023 and 2022 was $124.5 million and $124.2 million, respectively.

Gain on Sale of Vessels, net

During the nine-month period ended September 30, 2023, we recorded an aggregate net gain of $118.0 million from (i) the sale of the container vessels Maersk Kalamata and Sealand Washington, which were classified as vessels held for sale as of December 31, 2022 (initially classified as vessels held for sale as of March 31, 2022), (ii) the sale of the dry-bulk vessel Taibo, which was classified as vessel held for sale as of March 31, 2023, (iii) the sale of the dry-bulk vessels Miner and Comity and (iv) the result of the accounting classification of the container vessels Vela and Vulpecula as “Net investment in Sale type lease (Vessels)”. During the nine-month period ended September 30, 2022, we recorded an aggregate gain of $21.3 million from the sale of the container vessel Messini (vessel classified as held for sale during the fourth quarter of 2021) and the dry bulk vessel Thunder (vessel classified as held for sale during the first quarter of 2022).

Vessels Held for Sale

During the nine-month period ended September 30, 2023, we recorded a loss on vessel held for sale of $4.8 million, representing the expected loss from the sale of the container vessel Oakland during the next twelve-month period.

During the nine-month period ended September 30, 2022, the container vessels Sealand Washington and Maersk Kalamata (each of which was initially classified as a vessel held for sale during the first quarter of 2022) and the container vessels Sealand Illinois, Sealand Michigan and York (each of which was initially classified as a vessel held for sale during the fourth quarter of 2021) continued to be classified as vessels held for sale. No loss on vessels held for sale was recorded during the nine-month period ended September 30, 2022, since each vessel’s fair value less cost to sell, exceeded each vessel’s carrying value.

Vessel’s Impairment Loss

During the nine-month period ended September 30, 2023, we recorded an impairment loss in relation to one of our dry-bulk vessels in the amount of $0.2 million. During the nine-month period ended September 30, 2022, no impairment loss was recorded.

Interest Income

Interest income amounted to $25.5 million and $1.1 million for the nine-month periods ended September 30, 2023 and 2022, respectively.

Interest and Finance Costs

Interest and finance costs were $110.0 million and $86.5 million during the nine-month periods ended September 30, 2023 and 2022, respectively. The increase is mainly attributable to the increased interest expense due to increased financing costs during the nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022.

Income from Equity Method Investments

Income from equity method investments for the nine-month periods ended September 30, 2023 and 2022 was $0.7 million and $1.6 million, respectively, representing our share of the income in jointly owned companies set up pursuant to the Framework Deed. During the nine-month period ended September 30, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital and (ii) acquired the 51% equity interest of York Capital of the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel. As of September 30, 2023 and 2022, three and five companies, respectively, were jointly owned pursuant to the Framework Deed out of which one and four companies, respectively, owned container vessels.

Loss on Derivative Instruments, net

As of September 30, 2023, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of September 30, 2023, the fair value of these instruments, in aggregate, amounted to a net asset of $49.5 million. During the nine-month period ended September 30, 2023, a net loss of $1.7 million has been included in OCI and a net loss of $7.2 million has been included in Loss on Derivative Instruments, net.

Cash Flows

Nine-month periods ended September 30, 2023 and 2022

Condensed cash flows	Nine-month period ended September 30,
(Expressed in millions of U.S. dollars)	2022	2023
Net Cash Provided by Operating Activities	$457.2	$178.5
Net Cash Provided by / (Used in) Investing Activities	$(39.4)	$112.4
Net Cash Used in Financing Activities	$(55.4)	$(295.8)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the nine-month period ended September 30, 2023, decreased by $278.7 million to $178.5 million, from $457.2 million for the nine-month period ended September 30, 2022. The decrease is mainly attributable to the decreased net cash from operations, to the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), to the increased payments for interest (including swap net receipts) during the nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022 and to the increased dry-docking and special survey costs during the nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022.

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities was $112.4 million in the nine-month period ended September 30, 2023, which mainly consisted of proceeds we received from (i) the sale of the container vessels Sealand Washington and Maersk Kalamata and the dry bulk vessels Miner, Taibo and Comity and (ii) the maturity of our short-term investments in US Treasury Bills; partly off-set by payments for the purchase of short-term investments in US Treasury Bills, payments for upgrades for certain of our container and dry bulk vessels, payments for the acquisition of the secondhand dry bulk vessels Enna, Dorado and Arya and payments for net investments into which NML entered.

Net cash used in investing activities was $39.4 million in the nine-month period ended September 30, 2022, which mainly consisted of (i) payments for the acquisition of two secondhand dry bulk vessels, (ii) settlement payment for the delivery of one secondhand dry bulk vessel, (iii) payment for the purchase of short-term investments in US Treasury Bills and (iv) payments for upgrades for certain of our container and dry bulk vessels; partly off-set by proceeds we received from (i) the sale of the container vessel Messini and the dry bulk vessel Thunder and (ii) the maturity of part of short-term investments in US Treasury Bills.

Net Cash Used in Financing Activities

Net cash used in financing activities was $295.8 million in the nine-month period ended September 30, 2023, which mainly consisted of (a) $168.0 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $564.2 million we received from seven debt financing agreements), (b) $60.0 million we paid for the re-purchase of 6.3 million of our common shares, (c) $29.8 million we paid for dividends to holders of our common stock for the fourth quarter of 2022, the first quarter of 2023 and the second quarter of 2023 and (d) $2.8 million we paid for dividends to holders of our Series B Preferred Stock, $6.3 million we paid for dividends to holders of our Series C Preferred Stock, $6.6 million we paid for dividends to holders of our Series D Preferred Stock and $7.6 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2022 to January 14, 2023, January 15, 2023 to April 14, 2023 and April 15, 2023 to July 14, 2023.

Net cash used in financing activities was $55.4 million in the nine-month period ended September 30, 2022, which mainly consisted of (a) $125.3 million net proceeds relating to our debt financing agreements (including proceeds of $816.4 million we received from our debt financing agreements), (b) $60.1 million we paid for the re-purchase of 4.7 million of our common shares, (c) $78.5 million we paid for dividends to holders of our common stock for the fourth quarter of 2021, the first quarter of 2022 and the second quarter of 2022 (including a special dividend paid to holders of our common stock of $46.7 million for the first quarter of 2022) and (d) $2.8 million we paid for dividends to holders of our Series B Preferred Stock, $6.3 million we paid for dividends to holders of our Series C Preferred Stock, $6.6 million we paid for dividends to holders of our Series D Preferred Stock and $7.6 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2021 to January 14, 2022, January 15, 2022 to April 14, 2022 and April 15, 2022 to July 14, 2022.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of September 30, 2023, we had Cash and cash equivalents (including restricted cash) of $806.7 million and $38.7 million margin deposits in relation to our FFAs. Furthermore, as of September 30, 2023, our liquidity stood at $996.9 million including (a) our share of cash amounting to $7.3 million held in joint venture companies set up pursuant to the Framework Deed and (b) $144.2 million of available undrawn funds from two hunting license facilities (one of which is still subject to final documentation).

Debt-free vessels

As of October 31, 2023, the following vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU / DWT Capacity
Containerships
KURE	1996	7,403
MAERSK KOWLOON	2005	7,471
ETOILE	2005	2,556
MICHIGAN	2008	1,300
ARKADIA (*)	2001	1,550
Dry Bulk Vessels
ARYA	2013	61,424

(*) Vessel acquired pursuant to the Framework Deed.

Conference Call details:

On Wednesday, November 1, 2023 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until November 8, 2023. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 3471997.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 49 years of history in the international shipping industry and a fleet of 68 containerships, with a total capacity of approximately 513,000 TEU and 45 dry bulk vessels with a total capacity of approximately 2,749,000 DWT (including two vessels that we have agreed to sell). The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business that provides financing to third-party owners. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

Containership Fleet List

The table below provides additional information, as of October 31, 2023, about our fleet of containerships, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(ii)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd/(*)	2017	11,010	36,650/(*)	March 2030(3)
16	ZIM SHANGHAI	ZIM	2006	9,469	72,700	July 2025
17	ZIM YANTIAN	ZIM	2006	9,469	72,700	June 2025
18	YANTIAN	COSCO	2006	9,469	39,600	February 2024
19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
20	BEIJING	COSCO	2006	9,469	39,600	March 2024
21	MSC AZOV	MSC	2014	9,403	46,300	December 2026(4)
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
23	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(6)
24	MSC ATHENS	MSC	2013	8,827	35,300	January 2026
25	MSC ATHOS	MSC	2013	8,827	35,300	February 2026
26	VALOR	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(7)
27	VALUE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(8)
28	VALIANT	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	June 2030(9)
29	VALENCE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	July 2030(10)
30	VANTAGE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	September 2030(11)
31	NAVARINO	MSC/(*)	2010	8,531	31,000/(*)	March 2029(12)
32	KLEVEN	MSC	1996	8,044	41,500	November 2026
33	KOTKA	MSC	1996	8,044	41,500	December 2026
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025
35	KURE	MSC	1996	7,403	41,500	July 2026
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	ZIM TAMPA	ZIM	2000	6,648	45,000	July 2025
39	ZIM VIETNAM	ZIM	2003	6,644	53,000	October 2025
40	ZIM AMERICA	ZIM	2003	6,644	53,000	October 2025
41	ARIES	(*)	2004	6,492	58,500	March 2026
42	ARGUS	(*)	2004	6,492	58,500	April 2026
43	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
44	GLEN CANYON	ZIM	2006	5,642	62,500	June 2025
45	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
46	LEONIDIO	Maersk	2014	4,957	14,200	December 2024(13)

Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
47	KYPARISSIA	Maersk	2014	4,957	14,200	November 2024(13)
48	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(14)
49	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(14)
50	GIALOVA	ZIM	2009	4,578	25,500	April 2024
51	DYROS	Maersk	2008	4,578	22,750	January 2024
52	NORFOLK	(*)	2009	4,259	(*)	March 2025
53	VULPECULA	ZIM	2010	4,258	43,250 (on average)	May 2028(15)
54	VOLANS	Hapag Lloyd	2010	4,258	21,750	June 2024
55	VIRGO	Maersk	2009	4,258	30,200	February 2024
56	VELA	ZIM	2009	4,258	43,250 (on average)	April 2028(16)
57	ANDROUSA	(*)	2010	4,256	(*)	May 2024
58	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
59	ULSAN	Maersk	2002	4,132	34,730	January 2026
60	POLAR BRASIL (ii)	Maersk	2018	3,800	19,700	January 2025(17)
61	LAKONIA	COSCO	2004	2,586	26,500	March 2025
62	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	May 2024
63	ETOILE	(*)	2005	2,556	(*)	June 2026
64	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025
65	ARKADIA(i)	Swire Shipping	2001	1,550	14,250	February 2024
66	MICHIGAN	(*)	2008	1,300	(*)	October 2025
67	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2026(18)
68	LUEBECK	MSC/(*)	2001	1,078	15,000/(*)	April 2026(19)

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Cape Artemisio is currently chartered to Hapag Lloyd at a daily rate of $36,650 until March 12, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(4)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	Valor is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(8)	Value is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 25, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(9)	Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 5, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(10)	Valence is currently chartered to Hapag Lloyd at a daily rate of $32,400 until July 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(11)	Vantage is currently chartered to Hapag Lloyd at a daily rate of $32,400 until September 8, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(12)	Navarino is currently chartered to MSC at a daily rate of $31,000 until March 1, 2025, at the earliest. Upon redelivery of the vessel from MSC, the vessel will commence a new charter with a leading liner company for a period of 48 to 52 months at an undisclosed rate.
(13)	Charterer has the option to extend the current time charter for an additional period of 12 to 24 months at a daily rate of $17,000.

(14)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(15)	Vulpecula is currently chartered to ZIM under a charterparty agreement which commenced in May 2023. The tenor of the charter is for a period of 60 to 64 months at a daily rate of $43,250, on average. For this charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(16)	Vela is currently chartered to ZIM under a charterparty agreement which commenced in April 2023. The tenor of the charter is for a period of 60 to 64 months at a daily rate of $43,250, on average. For this charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(17)	Charterer has the option to extend the current time charter for three additional one-year periods at a daily rate of $21,000.
(18)	Trader is currently chartered at an undisclosed rate until October 1, 2024, at the earliest. Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(19)	Luebeck is currently chartered to MSC at a daily rate of $15,000 until April 2024, at the earliest. Upon redelivery of the vessel from MSC, the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(i)	Denotes vessel acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning companies.
(ii)	Denotes vessels subject to a sale and leaseback transaction.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

Dry Bulk Vessel Fleet List

The tables below provide information, as of October 31, 2023 about our fleet of dry bulk vessels, including the two vessels that we have agreed to sell.

	Vessel Name	Year Built	Capacity (DWT)
1	DORADO	2011	179,842
2	ENNA	2011	175,975
3	AEOLIAN	2012	83,478
4	GRENETA	2010	82,166
5	HYDRUS	2011	81,601
6	PHOENIX	2012	81,569
7	BUILDER	2012	81,541
8	FARMER	2012	81,541
9	SAUVAN	2010	79,700
10	ROSE	2008	76,619
11	MERCHIA	2015	63,800
12	SEABIRD	2016	63,553
13	DAWN	2018	63,530
14	ORION	2015	63,473
15	DAMON	2012	63,227
16	ARYA	2013	61,424
17	TITAN I	2009	58,090
18	ERACLE	2012	58,018
19	PYTHIAS	2010	58,018
20	NORMA	2010	58,018
21	ORACLE	2009	57,970
22	CURACAO	2011	57,937
23	URUGUAY	2011	57,937
24	ATHENA	2012	57,809
25	SERENA	2010	57,266
26	LIBRA	2010	56,729
27	PEGASUS	2011	56,726
28	MERIDA	2012	56,670
29	CLARA	2008	56,557
30	PEACE (i)	2006	55,709
31	PRIDE (i)	2006	55,705
32	BERMONDI	2009	55,469
33	VERITY	2012	37,163
34	PARITY	2012	37,152
35	ACUITY	2011	37,149
36	EQUITY	2013	37,071
37	DISCOVERY	2012	37,019
38	BERNIS	2011	34,627
39	MANZANILLO	2010	34,426
40	ADVENTURE	2011	33,755
41	ALLIANCE	2012	33,751
42	CETUS	2010	32,527
43	PROGRESS	2011	32,400
44	KONSTANTINOS	2012	32,178
45	RESOURCE	2010	31,776

(i)       Denotes vessels that we have agreed to sell.

Consolidated Statements of Income

	Nine-months ended September 30,		Three-months ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2022	2023	2022	2023

	(Unaudited)		(Unaudited)
REVENUES:
Voyage revenue	$848,428	$1,011,968	$289,491	$397,256
Income from investments in leaseback vessels	—	4,591	—	3,114
Total revenues	$848,428	$1,016,559	$289,491	$400,370

EXPENSES:
Voyage expenses	(34,014)	(185,851)	(14,181)	(84,840)
Charter-in hire expenses	—	(174,670)	—	(87,709)
Voyage expenses – related parties	(11,726)	(10,262)	(3,986)	(3,626)
Vessels’ operating expenses	(198,330)	(194,110)	(64,979)	(63,503)
General and administrative expenses	(9,290)	(14,459)	(2,565)	(5,984)
Management and agency fees – related parties	(32,868)	(43,950)	(10,976)	(13,889)
General and administrative expenses – non-cash component	(5,701)	(4,294)	(1,341)	(1,440)
Amortization of dry-docking and special survey costs	(9,459)	(14,472)	(3,813)	(5,015)
Depreciation	(124,236)	(124,566)	(41,760)	(42,155)
Gain on sale of vessels, net	21,250	118,046	—	—
Loss on vessel held for sale	—	(4,855)	—	(4,855)
Vessel’s impairment loss	—	(229)	—	(229)
Foreign exchange gains / (losses)	555	(1,284)	168	(3,113)
Operating income	$444,609	$361,603	$146,058	$84,012

OTHER INCOME / (EXPENSES):
Interest income	$1,093	$25,544	$955	$9,173
Interest and finance costs	(86,444)	(110,023)	(31,233)	(36,686)
Income from equity method investments	1,593	689	817	1,826
Other	2,299	5,710	619	1,954
Loss on derivative instruments, net	(2,634)	(7,179)	(1,724)	(193)
Total other expenses	$(84,093)	$(85,259)	$(30,566)	$(23,926)
Net Income	$360,516	$276,344	$115,492	$60,086
Earnings allocated to Preferred Stock	(23,302)	(23,302)	(7,854)	(7,854)
Net loss attributable to the non-controlling interest	—	5,052	—	1,055
Net Income available to common stockholders	$337,214	$258,094	$107,638	$53,287

Earnings per common share, basic and diluted	$2.74	$2.13	$0.89	$0.45
Weighted average number of shares, basic and diluted	123,295,035	121,059,768	121,458,291	118,107,881

COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2022	As of September 30, 2023
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$718,049	$726,011
Restricted cash	9,768	10,429
Margin deposits	—	38,651
Short-term investments	120,014	—
Investment in leaseback vessels, current	—	21,639
Net investment in sales type lease (Vessels), current	—	17,734
Accounts receivable	26,943	40,654
Inventories	28,039	66,572
Due from related parties	3,838	29
Fair value of derivatives	25,660	31,692
Insurance claims receivable	5,410	17,881
Vessels held for sale	55,195	12,058
Time charter assumed	199	199
Accrued charter revenue	10,885	9,553
Prepayments and other	10,622	63,619
Total current assets	$1,014,622	$1,056,721
FIXED ASSETS, NET:
Vessels and advances, net	3,666,861	3,547,606
Total fixed assets, net	$3,666,861	$3,547,606
NON-CURRENT ASSETS:
Equity method investments	$20,971	$10,811
Investment in leaseback vessels, non-current	—	143,670
Deferred charges, net	55,035	69,130
Finance leases, right-of-use assets (Vessels)	—	39,562
Net investment in sales type lease (Vessels), non-current	—	27,483
Operating leases, right-of-use assets	—	311,512
Accounts receivable, non-current	5,261	6,461
Restricted cash	83,741	70,233
Fair value of derivatives, non-current	37,643	42,376
Accrued charter revenue, non-current	11,627	10,493
Time charter assumed, non-current	468	319
Total assets	$4,896,229	$5,336,377
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$320,114	$339,442
Finance lease liability	—	2,648
Operating lease liabilities, current portion	—	175,331
Accounts payable	18,155	48,760
Due to related parties	2,332	4,146
Accrued liabilities	51,551	40,955
Unearned revenue	25,227	45,725
Fair value of derivatives	2,255	10,554
Other current liabilities	3,456	5,370
Total current liabilities	$423,090	$672,931
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$2,264,507	$2,087,880
Finance lease liability, net of current portion	—	24,565
Operating lease liabilities, non-current portion	—	131,361
Fair value of derivatives, net of current portion	13,655	14,011
Unearned revenue, net of current portion	34,540	29,871
Other non-current liabilities	—	6,284
Total non-current liabilities	$2,312,702	$2,293,972
COMMITMENTS AND CONTINGENCIES
Temporary equity – Redeemable non-controlling interest in subsidiary	$3,487	$1,148
STOCKHOLDERS’ EQUITY:
Preferred stock	$—	$—
Common stock	12	12
Treasury stock	(60,095)	(120,095)
Additional paid-in capital	1,423,954	1,434,069
Retained earnings	746,658	962,887
Accumulated other comprehensive income	46,421	44,712
Total Costamare Inc. stockholders’ equity	$2,156,950	$2,321,585
Non-controlling interest	—	46,741
Total stockholders’ equity	2,156,950	2,368,326
Total liabilities and stockholders’ equity	$4,896,229	$5,336,377

Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023	2022	2023

Voyage revenue	$848,428	$1,011,968	$289,491	$397,256
Accrued charter revenue (1)	$782	$4,515	$(4,287)	$3,984
Amortization of time-charter assumed	$148	$(141)	$50	$(170)
Voyage revenue adjusted on a cash basis (2)	$849,358	$1,016,342	$285,254	$401,070
Income from investments in leaseback vessels	—	$4,591	—	$3,114

Adjusted Net Income available to common stockholders (3)	$330,436	$169,024	$107,378	$53,931
Weighted Average number of shares	123,295,035	121,059,768	121,458,291	118,107,881
Adjusted Earnings per share (3)	$2.68	$1.40	$0.88	$0.46

Net Income	$360,516	$276,344	$115,492	$60,086
Net Income available to common stockholders	$337,214	$258,094	$107,638	$53,287
Weighted Average number of shares	123,295,035	121,059,768	121,458,291	118,107,881
Earnings per share	$2.74	$2.13	$0.89	$0.45

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the nine-month periods ended September 30, 2023 and 2022. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023	2022	2023
Net Income	$360,516	$276,344	$115,492	$60,086
Earnings allocated to Preferred Stock	(23,302)	(23,302)	(7,854)	(7,854)
Non-Controlling Interest	—	5,052	—	1,055
Net Income available to common stockholders	337,214	258,094	107,638	53,287
Accrued charter revenue	782	4,515	(4,287)	3,984
General and administrative expenses - non-cash component	5,701	4,294	1,341	1,440
Amortization of Time charter assumed	148	(141)	50	(170)
Realized (gain) / loss on Euro/USD forward contracts (1)	1,806	(536)	856	(301)
Vessel’s impairment loss	—	229	—	229
Gain on sale of vessels, net	(21,250)	(118,046)	—	—
Loss on vessel held for sale	—	4,855	—	4,855
Loss / (Gain) on sale of vessels by jointly owned companies with York Capital included in equity gain on investments (1)	—	493	—	(1,572)
Non-recurring, non-cash write-off of loan deferred financing costs	2,395	1,439	56	—
(Gain) / Loss on derivative instruments, excluding realized (gain)/loss on derivative instruments (1)	2,634	13,828	1,724	(7,821)
Non-recurring payments for loan cancellation fees	1,006	—	—	—
Adjusted Net Income available to common stockholders	$330,436	$169,024	$107,378	$53,931
Adjusted Earnings per Share	$2.68	$1.40	$0.88	$0.46
Weighted average number of shares	123,295,035	121,059,768	121,458,291	118,107,881

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, loss on vessel held for sale, realized (gain)/loss on Euro/USD forward contracts, vessel’s impairment loss, gain on sale of vessels, net, loss/ (gain) on sale of vessels by jointly owned companies with York Capital included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and non-recurring payments for loan cancellation fees. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.